UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# FORM 6-K

## REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934



For the Period September 2002 File No. 0-31166

**CORNER BAY SILVER INC.**
(Name of Registrant)

55 University Ave., Suite 910, Toronto, Ontario, CANADA M5J 2H7
(Address of principal executive offices)



1. News Release dated September 4, 2002

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F. FORM 20-F XXX FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes _____ No XXX

## SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

CORNER BAY SILVER, INC.
(Registrant)

September 17, 2002
Date

By: ______________________
Edward J. Badida, Chief Financial Officer

# CORNER BAY SILVER

INC.

News Release No. 2002-09

## SHAREHOLDERS APPROVE ARRANGEMENT RESOLUTION

**September 04, 2002-Toronto, Ontario, Canada:** At the Company's Special Meeting of Shareholders today, an arrangement resolution was passed by the shareholders of Corner Bay Silver Inc. which approves the proposed transaction with Pan American Silver Corp.

These shareholder approvals are necessary steps in the transactions announced in a release of June 19, 2002, which described the terms for the proposed arrangement.

The Company is working diligently to perfect all conditions to allow the deal to close as soon as possible

Trading Symbol TSE – BAY
For additional information on Corner Bay Silver Inc.:
Contact the Toronto, Ontario Office: Tel (416) 368-6240 Fax (416) 368-7141
Website: www.cornerbay.com E-mail: CornerBaySilver@on.aibn.com
Or the Tucson, Arizona Office: Tel (520) 297-5516 Fax (520) 297-5511